Filed by ProCap Financial, Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Circle Capital Corp. I

Commission File No.: 001-42653

Date: December 1st, 2025

On November 19th, Anthony Pompliano, the Chief Executive Officer of ProCap BTC, LLC and ProCap Financial, Inc., which are parties to a previously disclosed Business Combination Agreement, dated as of June 23, 2025, with Columbus Circle Capital Corp. I, ProCap Financial, Inc., and ProCap BTC, LLC, among other parties, through his social media accounts, spoke at the ROTH Technology Conference, the transcript of which is below:

TRANSCRIPT: ROTH Technology Conference 2025

Featuring: Anthony Pompliano

Speakers:

●	Jamie O’Grady: Partner, Capital Markets Practice at Lowenstein Sandler

●	Joe Tonnos: Managing Director at Roth Capital Partners

●	Anthony Pompliano: Entrepreneur, Investor, Host of The Pomp Podcast

[00:14:05] Jamie O’Grady: Okay, good morning everybody. My name is Jamie O’Grady. I’m a partner in the Capital Markets Practice at Lowenstein Sandler. It’s a pleasure to introduce this morning’s fireside chat. Just a word about my law firm, we focus on helping companies and investors navigate capital markets. We’ve done some recent deals in the cutting-edge Fintech and Crypto space. We’re proud to sponsor today’s conference and to help support these intersections of innovation and finance.

[00:14:38] Jamie O’Grady: So today we have with us two leaders who bring a deep perspective on this interaction. We have Anthony Pompliano. He’s an entrepreneur, investor, and host of the Pomp Podcast. He’s been one of the most influential voices in advancing our understanding of Bitcoin and digital assets. We also have Joe Tonnos. He’s a Managing Director at Roth Capital Partners where he leads the firm’s Special Situations Group, and he brings more than 15 years of experience across both the buy-side and the sell-side on Wall Street. Please join me in welcoming Anthony and Joe as we explore where digital assets are creating real opportunities and how the broader finance industry is adapting in this space. Thank you very much.

[00:15:23] [Applause]

[00:15:28] Joe Tonnos: All right. Let’s do this. So, talk to me about your interesting background maybe first. You went from college football player to Army Sergeant, tech entrepreneur, worked at a couple of the more notable leading tech companies out there. You’re... then have an enviable VC portfolio. You’re now entering the public markets over the last several months. How did it all come together? How did it get started for you?

[00:15:53] Anthony Pompliano: I think it just comes down to one principle, which is evolve or die, right? If you’re still doing the same thing you were doing 10, 15, 20 years ago, like, you’re falling behind. And so, I tried my best to understand, you know, where are we currently today? Where’s the world going? And how do you position yourself for that? And what gets you here isn’t going to get you there. And so you’ve got to be able to continue to evolve.

[00:16:15] Anthony Pompliano: I think that there were certain experiences that I wanted to make sure that I got. The Army being kind of a good example. Playing football—I wasn’t going to be able to go to school unless I could run fast, so... [Laughs] It was either run fast or do well in the classroom. And then when it came to investing, I think it’s just constantly realizing that certain asset classes have kind of five to seven-year runways. And then they move from a contrarian idea to a consensus idea. By the time they become consensus, most of the asymmetry has been arb-ed away. And so you’ve got to either be okay with having lower returns or you’ve got to move on to the next strategy or asset class. And so I’ve always been somebody who says, you know, what’s the next thing? Can I go find that before everybody else?

[00:16:56] Joe Tonnos: That makes a lot of sense. So with that last comment in terms of finding the next thing, you spent the last couple of years building Professional Capital Management, making your entry into the world of public market investing after a long time in the private markets. What made you make the switch or expansion of the platform?

[00:17:15] Anthony Pompliano: I think that the private market asymmetry that existed in the late 2000s, early 2010s is gone. Average Venture Fund returns 17% and that’s if you give them credit for the paper marks, which are bullshit. If you look at QQQ [Nasdaq-100 ETF], it’s returned about 13%. So you got 400 basis points of outperformance, but you had to lock up your capital for 10 to 12 years. Well, now that there’s so much capital flooding into the private market, that 17% is going to go down. And so QQQ also at the same time is going up. And so that 400 basis points might go to 200. And are you willing to lock up your capital for 12 years for 200 basis points of annual outperformance? Probably not.

[00:17:54] Anthony Pompliano: And so I just think that you’re going to see a flood of folks who say, hey, this private market thing that we all did really, really well in, now the game is shifting back to the public market. And some of that is capital market optionality. Some of it is there are certain companies that just are very capital-intensive, as we’re seeing with all the AI stuff. But a lot of it also is the rise of a different investor base. And finance used to be dictated by institutional investors—many of you in here would fall in that category—or what I call like the $5 Robinhood retail investor. That $5 Robinhood retail investor was rightfully so considered dumb money, and institutions were smart money.

[00:18:33] Anthony Pompliano: But now there’s a middle class that has grown. And I call that like the “Independent Investor.” And so there’s a lot of young people between the ages of call it 25 and 50. They’re digital natives. They’re wealthy. And they get their information online. They do not trust stockbrokers or financial advisors. And they have direct access to the market via a whole bunch of tech platforms and they’re chasing financial independence. So they think independently, they act independently, and they’re chasing financial independence.

[00:18:59] Anthony Pompliano: Those people drive financial markets now. And any hedge fund that is worth any value understands if you follow those people, that’s where the returns come from. Because when you go and you sit down with a hedge fund today, what happens? There’s a principal, usually a little bit older, a little bit more experienced, and there’s a bunch of people between the ages of 25 and 40. Those are the portfolio managers, the analysts, et cetera. Well, guess what they’re doing? They’re independent investors in their personal portfolio. Where does their idea generation come from? Whatever is good enough for their personal portfolio ends up in the book at the hedge fund. Guess where they’re getting their ideas? Twitter—or X—Reddit, podcasts, newsletters, et cetera.

[00:19:35] Anthony Pompliano: And so all of financial markets are driven by that independent investor class now. Well, go listen to the earnings reports of BlackRock or Blackstone or Goldman, et cetera. All they’re talking about [is] how do we reach the retail audience? How do we reach the private wealth channel? The problem is these firms are set up to go through traditional RIA channels or through the wirehouses. Those people aren’t there. They don’t trust those people, right? If you go and you talk to most of the people who follow me online and somebody says, “X large firm wants you to give them your money,” they’ll literally laugh in their face. Like, why would I give it to you and pay you a bunch of fees when I can outperform you? I’m smarter than you, and I don’t have to worry about you trying to talk me out of a bunch of positions.

[00:20:17] Anthony Pompliano: I’ll give you a great example. Opendoor. A lot of people probably have heard, stock got very high. A friend of mine said, “Hey look, I think this thing is undervalued,” started to be some retail conversation. I bought the stock. I literally did it inside of a brokerage account that I have. I bought the stock, stock went up 100% very quickly. The broker emailed me and said, “You should sell.” And he said, you know, “It’s up.” And I responded and I said, “Let it ride. My kids will take profits when I die.” Right? Why? Why is the stockbroker telling me to do that? Because he wants to book the fees. Right? They’re playing a volume game. I’m playing a total return game.

[00:20:56] Anthony Pompliano: And so that’s ultimately what the retail audience that is this kind of sophisticated, wealthy audience, they now realize that traditional Wall Street is antithetical to their view of the world. And so they are investing in a very different way and they are outperforming. Nobody raise your hand because you’ll be embarrassed. How many people in here sold in April? A bunch of you. Because you’re smart. You have a spreadsheet. You think you know how tariffs work. But you sold. Guess what retail did? They bought the dip. Because they understand something that isn’t in a spreadsheet. Bear markets and recessions have been outlawed. We are not allowed to have an 18-month recession anymore. You know why? Because the Central Bank has a new playbook where they will pump liquidity into the market. So you can be in your spreadsheet all day long. It’s wrong. You are missing the bigger picture which is: Recessions have been outlawed. We literally locked everyone in their home in 2020. The velocity of money went to zero and we were back at all-time highs within four and a half months. They’re not allowed anymore. So retail understands: Buy the dip.

[00:21:55] Anthony Pompliano: And so again, it goes back to this idea of now the hedge funds are catching on. Like, wait a second, we have to follow somebody else. We can’t follow each other because we’re just going to follow each other off a cliff. We have to follow this retail audience. So why did we go into the public markets? We have millions of these people that we engage with on a day-to-day basis. We really, really understand that audience because I’m part of that audience. And so we think that that’s where all of the asymmetry and outperformance is going to come from over the next decade or so.

[00:22:19] Joe Tonnos: Super interesting. So let’s talk a little bit more about the public market strategies, right? So you have your SPAC that you IPO’d earlier this year, $250 million SPAC that you’re the CEO of searching for a target. You’ve got ProCap BTC which... I know you’re being painted with the “Dat” brush, but it’s actually not really a “Dat” the way that you guys are going about this. Um, and that’s slated to close in the next few weeks here before year-end. You’ve got situations like Opendoor like you just described. How are you thinking about each of these and, you know—obviously you described the Opendoor one already—but, you know, why SPAC? Why ProCap BTC? Is it simply the following that you have or how are you looking to generate those asymmetric returns for yourself and others that are investing alongside you?

[00:23:05] Anthony Pompliano: Do you guys know who the greatest financial influencer in history is? Warren Buffett. The dude’s an influencer. Now, a lot of you guys are going to be very upset by that, right? But if you think about it, he pioneered using an annual letter. He used the media. He’s the “Aw, shucks” grandpa in Omaha who really doesn’t get too over his skis or under his skis. But if you think about something which is very antithetical to the way people think, Berkshire Hathaway is a meme stock. Let me explain.

[00:23:36] Anthony Pompliano: If you think of Berkshire Hathaway, 95% of it is a good company. Right? It’s got cash flow, it’s got good assets, all that stuff. But there is a Buffett Premium. When he stepped down, the stock went down what? Seven and a half, 10%? That’s the Buffett Premium. The company didn’t change, the market didn’t change. Actually, stock market went up, Berkshire came down. Why? That was the Buffett Premium. That is a meme. That’s a premium, right? That’s what’s associated with it.

[00:24:00] Anthony Pompliano: So Berkshire has a component of that. Tesla? 50% good company, 50% meme or premium for Elon, right? Then you go to something like DJT. 2 to 3% good company, 97% Trump meme or premium. And then you look at crypto where they’re just like, “Well, forget the company, like we’ll just do the coin and that’s all we need.”

[00:24:20] Anthony Pompliano: But the reason I describe that is because where we are moving is these public companies—Palantir, Tesla, et cetera—the ones who are driving the returns, they have a premium associated with them. The CEOs bring some sort of premium. Jensen, Alex Karp, Elon, et cetera. And people will look at that and they would never call Buffett an influencer, but actually that was the genius of his strategies. He did buy good companies. Value investing is never going to die. You buy things for less than they’re worth. But his whole thing was he built a community around the stock. He was able to get people to go to capitalist Mecca. Everyone makes the annual trip and they go and they see him. They’re like a disciple of the Buffett Way. Right? I mean, think—this is crazy. He created a cult. It’s a great cult! But there’s a premium. That is now infiltrating all of finance and all of the public markets.

[00:25:05] Anthony Pompliano: And so what you’re going to start to see here is you’re going to see more and more people work at doing this. Open Door is a good example—they’re really trying to tap into this. I get messages on an almost daily basis from public company CEOs who say, “How do I tap into this retail audience? How do I build this following? How do I build this engagement?” Because they realize it’s a timeless principle of public markets.

[00:25:25] Anthony Pompliano: So if you then go and you look, well what is the advantage to having that audience or that engagement? You don’t have to spend as much money on sales and marketing. Because you have direct distribution to your quote-unquote customer base or to your audience. Right? One of the things that Buffett did—Buffett never did fundraising. He never went and met with all the banks and did these big roadshows—it’s Warren Buffett! If he’s doing something everyone wants to follow, right? Berkshire just bought Google stock, 1.5% portion of their portfolio. Stock’s up 3%. Somebody told me today Google added a Robinhood. [Laughter] If you think of how crazy that is, right?

[00:25:57] Anthony Pompliano: Now, when you look at that, what is it? That is purely off of the Berkshire meme. Most people... Google’s been sitting there. Ackman bought it what, two years ago? It’s a known thing. But the second that Buffett buys it, all of a sudden a bunch of capital moves. That’s where the world is going. People are starting to follow this stuff.

[00:26:15] Anthony Pompliano: Another example of this is a company called Autopilot—I think they’re out in California. They’re the ones who have created the mirrored portfolios of all the politicians. So you can go and you can just buy the Nancy Pelosi tracker. Greatest trader of our generation. Right? Just killing it. Now you just are able to mirror exactly what she’s putting out in all of her filings. And it’s done very well. It’s up like 70% this year. So what you’re starting to see is people are catching on to, sounds a lot like trend following or momentum or whatever the thing is. It’s just different names, but it’s online.

[00:26:47] Anthony Pompliano: So go to what our strategy is. We think that there’s a ton of opportunity in the public market to use our audience and the people that we have that follow me to significantly decrease the amount of sales and marketing that a business needs to spend. And what that does is it completely changes the financial performance of the business. So with the SPAC, we’d like to go find a profitable company that we can acquire, rip out a lot of sales and marketing costs, completely change the economics of the business. We think that’s very attractive.

[00:27:12] Anthony Pompliano: With the ProCap Financial—we’re merging with this SPAC, so we’re the target, the ticker is BRR—when we do that, what we’re trying to do is end up with a cash flow generating, positive company where we then can sweep profits into Bitcoin. We want to have products and services and all that kind of stuff. So I think that most of the other folks who have come out and put these digital assets on their balance sheet, they’re essentially inorganic acquirers of the asset. Right? No different than a company says, “I’m going to go do a roll-up” or “I’m going to go do an acquisition strategy.” Well, we want to do is we want to organically acquire this stuff. How do you do that? You got to be able to operate a business. You got to have some ability to drive profit. And then you got to be able to sweep that into your balance sheet in an asset other than dollars. And so we think there’s a really big opportunity to do that.

[00:27:56] Joe Tonnos: All right. Let’s take a pivot over to crypto a little bit here for a bit. So, maybe before we dive into too much detail, which we’d like to talk about the convergence of TradFi, DeFi, capital markets, crypto... Elephant in the room: Bitcoin. Broke 90k? To the downside. We know you’re a big proponent. Let’s... are we entering a bear market? What’s the situation? Give us your perspectives here aside from buying the dip.

[00:28:23] Anthony Pompliano: So there’s two areas you can go. When you go to the airport, you can go sit at the gate or you can go to the lounge. Most people when they first buy Bitcoin, they’re sitting at the gambling table. I’m chilling in the long-term lounge. Who cares? Bitcoin was $69,000 on November 1st last year. It’s at 90 now. Did any of you outperform that? Some of you. Most probably not. It was up 400% since 2020. Just let it compound. Bitcoin has no top because the dollar has no bottom. They are never, ever going to stop printing money.

[00:29:01] Anthony Pompliano: So the way I describe it is, if you think of every great investor that we all probably look up to, they all get one idea. You were allocated one idea in your life that you are allowed to exploit. What was Buffett’s? You can buy things for less than they’re worth. What was Icahn’s? You can agitate public companies to give you something or to change the business. What was Steve Cohen’s? You can run pod structure, right, in a quantitative manner. What was... and you just go through every single person, has one idea and they just continuously exploit it. My generation’s one idea is the government will never stop printing money. That’s the idea. Everything is downstream from that one idea.

[00:29:38] Anthony Pompliano: Once you understand that they will never stop printing money... Gold’s up 50%. Bitcoin’s up four, 500% since 2020. The dollar has lost 30% of its purchasing power. The stock market denominated in dollars is up 100% since 2020. If you denominate it in Bitcoin, it’s down 85%. That’s the whole trade. Everyone in this room, that’s the one trade that our generation has. And so when you start thinking about Bitcoin, you have an entire new generation that literally just thinks Bitcoin’s the hurdle rate. Most people look at the S&P, they might look at Treasuries or whatever. Bitcoin is the hurdle rate for anyone under the age of 35. Why? Because it’s the one thing that can’t be printed or can’t be manipulated. It just simply exists.

[00:30:17] Anthony Pompliano: The world has to cater to the only disciplined monetary policy in the world. How many of you in here know with 100% certainty what Jerome Powell and the Fed is going to do in a month at the next Fed rate cut? They don’t even know. How do you plan your life? You don’t know what the cost of capital is going to be in 30 days, let alone in three years? Bitcoin is the only thing... They called their shot like Babe Ruth. Said, “Hey, this is the monetary policy. We’re never going to change.” And it has done incredibly well because people start to realize that in a world of chaos and uncertainty, you want to have something that is predictable. Monetary policy is supposed to be predictable. It no longer is, and therefore people are looking at something like Bitcoin.

[00:30:54] Anthony Pompliano: So you go back to the ProCap Financial business we have—BRR, Bitcoin Rate of Return. If you are not outperforming Bitcoin, all of your returns are coming from the debasement of the dollar. That’s it. If you cannot outperform Bitcoin, then all of your returns are coming from the debasement of the dollar. Now, I don’t say that in an antagonistic way as that’s a bad thing. What I say is if you start to use Bitcoin as the hurdle rate, it changes the type of capital allocation. Doesn’t mean you just have to go buy Bitcoin. It means that there’s a lot of stuff—gold’s up 50% this year. It’s outperformed Bitcoin, right? So it’s not just a “buy Bitcoin.” I don’t think people should go put 100% of their portfolio there. But now you start to realize, wait a second, the benchmark I’m using is actually something that is clouding the way I think about investing, my returns, the risk I’m taking, et cetera.

[00:31:39] Anthony Pompliano: And so if you even think about, let’s say for example Treasuries. Most people in here would think of Treasuries as safe. I think that’s the riskiest thing in your portfolio. It’s the only thing guaranteed to lose money. Well if the dollar is increasing 7 or 8% circulation a year and you’re only getting 5, it’s a negative real rate of return. Well what’s the stock market go up? About 8%. Right? It’s all tied together. So I think that’s really what’s happening now is an entire generation was kind of shaken and woken up—especially in 2020—and they’re just like, “Wait a minute, you can just like print money?” The first time you tell a kid, “Did you know that the bank can just create money?” Right? Like let me explain a primary dealer. They’re like, “Wait what? Like they just like deposit and there’s just like more money in the account?” They’re like, “Why am I... Why am I going to work? Like what... what are we doing here?” Right?

[00:32:30] Anthony Pompliano: Not a new phenomenon. How many people in the world have experienced hyperinflation? And then just been like, “I thought I was working for this, you know, amount of economic value. The money is worthless now, I’m just going to stop going to work.” So it all ties together and again it comes back to what’s the one idea our generation’s been allocated: The government will never stop printing money. It also ties in well to one of the other things you’re a proponent of which is educating America’s youth on financials, which we can go on to at a later point in time.

[00:32:57] Joe Tonnos: But let’s talk about capital markets, crypto, how they’ve been converging. Um, obviously we’ve seen what started several years ago when Bitcoin really kind of started to take hold, call it 2012, 2013. Has gained significant steam in 2025 on the back of the new administration, the speed of AI, et cetera. What do you see as the timeline for this actual convergence happening? Um, one of the things that we’ve been talking about with several of our Roth clients is the fact that it’s just around the corner, right? This whole, you know, crypto and traditional finance are not going to be crypto and traditional finance. It’s just going to be finance. So what are your thoughts on this? What’s your view on the timeline? Et cetera.

[00:33:41] Anthony Pompliano: BlackRock is a crypto company. It’s already here. Right? Now they would hate that label. Their most profitable product, most successful product is a Bitcoin product. Every time Larry Fink goes on TV, all he talks about is tokenization. Right? They’re a crypto company. Now that is the perfect example of where you’re having traditional finance is starting to embrace this stuff. Stablecoins, could be Bitcoin products, could be tokenization. What... whatever their flavor is. But this is ultimately going to lead to: Crypto is dead in a decade. No one is going to talk about crypto in 10 years. Because it’s just going to be finance.

[00:34:15] Anthony Pompliano: If you go back to the 90s, people talked about “internet finance.” If you read that today you’d be like, “Okay... like somebody got left in the 90s,” right? We just call it finance today. You use the internet, of course you do. Same thing is going to happen with all this crypto stuff, right? Is you’re just going to start using it and in many cases you’re not even going to realize you’re using it. People are going to go into their brokerage account, they’re going to buy Apple stock. They’re going to have no clue whether it’s an electronic CUSIP or it’s a digital token. They just know that they have a claim on cash flow, they have dividends, they have governance rights, et cetera. And so as this transition happens over the next 10 years or so, you’re going to see kind of the crypto moniker disappear into the background and people are just going to talk about finance.

[00:34:52] Anthony Pompliano: But that doesn’t happen because the crypto people push the ball up the hill. It happens because the traditional finance people wrap their arms around this and pull it in. And that’s what you’re starting to see is they now realize, “Hey, we can make money on this.” So crypto represents to traditional finance: New clients, new assets, and more profit. Those three things are the incentive for them to adopt this stuff and that’s why they’re racing.

[00:35:12] Anthony Pompliano: Citadel just announced a $200 million investment in a crypto exchange. Right? Well guess what? That crypto exchange also is talking about tokenized public equities. Coinbase. They want to be the “Everything Exchange.” What does that mean? That means they want to trade crypto, they want to trade public equities, they want to trade prediction markets, they want to trade perp futures. Everything that you can trade is now going to end up on these exchanges. ICE makes a $2 billion investment in Polymarket. Why? They know that they’re going to trade equities, commodities, et cetera, next to prediction markets and crypto and all this stuff. So everything converges and it just becomes finance, which is good news regardless of whether you’re on the crypto side or the traditional side, is everyone ends up in the same place. And so to me that’s ultimately where the asymmetry is left in crypto, is whoever can figure out how do you merge these two things together in a really unique way.

[00:36:03] Joe Tonnos: So how do you see the allocation to digital assets evolving among large institutional investors? What are the common internal hurdles they still face before significant mainstream adoption? I mean we’re obviously seeing it right, but I’m you know—it hasn’t been a big splash. Yes, you could argue BlackRock, obviously it’s become a profitable thing. But you know talk about that a little bit and what those some of those hurdles are for some of these larger institutions.

[00:36:26] Anthony Pompliano: I think there’s two buckets that are going to come from the traditional world. There’s people who are going to buy the assets and there’s people who are going to build products and services around the assets. So you could go and you could build asset management. You can go and you can build some sort of technology infrastructure. You can go and you can take your existing strategy, let’s say market making, and do it in the industry, right? There’s a bunch of different ways that you can do this. Or you can just go buy Bitcoin, right? And so like some people may have seen Harvard just disclosed their single largest position is in Bitcoin. Like wait wait wait, the Harvard Endowment, the single largest position is in Bitcoin.

[00:36:58] Anthony Pompliano: Well, when you really think about it, I highly doubt that they’re just sitting in spot Bitcoin. Right? What they probably do is they have some spot Bitcoin exposure, but they’re more likely doing some sort of cash-and-carry trade where they’re buying spot and shorting futures or something, right? So like, again is that a traditional finance strategy or is that a Bitcoin strategy? That murkiness is where all the asymmetry exists. And so I think that as we continue to see this play out, people will stay with their DNA. You are not going to see certain firms that traditionally don’t take spot positions all of a sudden be like, “Let me buy Bitcoin.” And you’re also not going to see asset managers all of a sudden be like, “Let me provide a software product to the market.”

[00:37:37] Anthony Pompliano: And so I think that’s why you see these big banks... like BlackRock didn’t go buy Bitcoin and put it on their balance sheet. They created an ETF and offered it to the market. That’s their DNA, that’s their business, and that’s why they’ve been so successful. They’re built to do that. And so I think that’s exactly what you’re going to see is you’re just going to see these firms do exactly what they’ve done in other markets and bring it to crypto. And frankly it’s going to accelerate adoption.

[00:37:57] Anthony Pompliano: And then the other thing is... The Treasury Secretary tweeted about Bitcoin. Like that’s crazy! Six years ago people were talking about the government was going to shut down Bitcoin. They were going to arrest anyone who owned Bitcoin. The Treasury Secretary is now tweeting about Bitcoin. It’s like you ever seen a movie where uh, you know the insurgents end up inside of the fort and they put the flag in? They’re like, “It’s our fort now.” It’s basically what the Bitcoiners did. The Bitcoiners have infiltrated the White House. The President and the entire cabinet owns Bitcoin. There’s a Bitcoiner running the Treasury. Game over, we win. The Bitcoiners have infiltrated the government.

[00:38:33] Anthony Pompliano: Now the beauty of it is that those people are not kind of Luddite type people where they’re like, “Oh let’s get rid of the US dollar. Let’s go only use Bitcoin. Let’s put Bitcoin, you know, all of the US reserves. Let’s sell the gold and buy...” Like that’s not what they’re doing. They’re pretty pragmatic I think. They’re like, “Hey look, this Bitcoin thing is real. It’s not going away. Let’s not try to go after these people. Let this industry thrive. We like innovation in America.” And it’s one of many asset classes that people should consider uh from an investor standpoint. Like pretty good outcome I think.

[00:39:03] Joe Tonnos: So let’s touch a little bit on other cryptocurrencies, right? So you know Dats were front and center Q3. Um, we’ve seen a retreat and kind of general underperformance. You know there were Bitcoin Dats, there were Solana Dats, Ethereum, all of that sort of thing. Um, you know you have a pending deal closing somewhat related to a Dat. But what’s the longevity to this trade? How do you view the adoption of other cryptocurrencies beyond just Bitcoin um in in that again kind of convergence context within the traditional capital markets?

[00:39:35] Anthony Pompliano: The definition of a company is it solves a problem for someone. Right? It is a way to collect and organize resources to solve a problem and drive profit. Now if you look at somebody like Strategy, when they first started they were just buying Bitcoin. They were solving their own problem. They weren’t really using Bitcoin to solve anybody else’s problem. Now with their evolution to Bitcoin-backed credit, they’re solving a problem for a lot of people. So I think that that is a really good strategy that will ultimately drive a lot of value. I don’t think that you can have 50 of those firms doing that. Right? So there might be two or three winners doing Bitcoin-backed credit.

[00:40:12] Anthony Pompliano: I think that there’s a lot of companies who have these assets on their balance sheet and the question I always ask them is: What problem are you solving and who are you solving it for? If you don’t have an answer to that, then where’s the value? Right? Sure, you can kind of cross your fingers and hope that the price of the asset goes up. It’s not really a business. Right? It’s kind of like a closed-end publicly traded fund. Well what happens to those? They trade at a discount. So sure maybe the asset goes up but you never actually trade at NAV or above. If you don’t trade above NAV, if your strategy was to tap capital markets, you can’t tap capital markets because you’re constantly trading below NAV. So I think that it comes back to what problem are you solving, who are you solving it for? And if you have a good answer to that, you will create value. If you don’t have a good answer for that, then you’re going to trade like a discounted you know closed-end fund.

[00:40:54] Joe Tonnos: So what if some of these recent events in and around Digital Asset Treasury strategies and the like taught institutions about you know asset and liability management, liquidity constraints within the digital asset space um vis-a-vis you know liquidity in traditional capital markets?

[00:41:10] Anthony Pompliano: So I got uh something that I learned over the last five years. Everyone always points at the crypto guys and they’re like, “Oh those guys are risk-takers. Those you know they’re the ‘D-Gens’, that’s the term they use. They’re the ‘D-Gens’.” I never met more D-Gens than I meet on Wall Street. Man, do these guys like taking risk. They like to make do it intelligently but man do they like to take risk. And so I think that’s really what has been kind of a breath of fresh air for Wall Street is again they realize there’s clients and returns and profits and stuff. But more so there’s volatility.

[00:41:40] Anthony Pompliano: Right rather than have to pick up pennies in front of a steamroller, now all of a sudden you got a thing that’s got a 50, 60, 80 vol asset. That’s interesting. There’s things I can do with that. Now one of the things that the crypto folks are learning from the traditional folks: When we raised a lot of capital, I could pretty much tell you in those conversations, “This group, they’re going to hedge. This group, they’re not going to hedge.” And the line pretty much got drawn on did they come from the crypto world or did they come from the traditional world. All the traditional guys are hedged. They don’t care if the price of the asset was going up or not. All they’re looking at is what is the premium to NAV, what is my liquidity, when are my shares registered? Right there there’s this whole understanding of how capital markets work.

[00:42:19] Anthony Pompliano: The people coming from the crypto industry are much more focused on like, “What is the value of Bitcoin going to be in 10 years?” That’s they’re optimizing for two different things. And so I think a lot of the crypto folks realize, “Wait a minute, you can hedge? You you can look at different ways to play exposure to an asset?” And so I actually think that traditional finance is not learning as much from crypto as crypto is learning from traditional finance. Which is kind of how it should be. Right? Like generally the traditional finance folks have more experience, right? They’ve kind of made more decisions, they’ve got more feedback loops. They should be imparting that knowledge on what is generally a younger kind of newer participant in the capital markets.

[00:42:53] Anthony Pompliano: So that’s how the market should develop. Now what I think is really interesting is when people ask me like, “What do we need for Bitcoin to be more successful?” they hate my answer but I just say “time to expire.” That’s it. Because guess what’s happening? As time expires, the people who were young 10 years ago are now ascending to positions of power, influence, and decision-making inside of these firms. Well as that happens, guess what? They have a propensity for crypto or AI or prediction markets or humanoid robotics or whatever. Whereas the people who were in those jobs 10 years ago, eh maybe they they... I mean Buffett’s a great example like, “Ah I don’t like tech.” Right? I mean kind of crazy, but hey it works for him. Like he he does his thing.

[00:43:35] Anthony Pompliano: So I think that time expiration ends up bringing the people who are native to these assets or these markets, now they have large pools of capital that they’re uh able to deploy. They are in positions of decision-making. And that’s going to further pull these assets into that traditional world.

[00:43:50] Joe Tonnos: So what do you what do you see as the next evolution of Digital Treasury strategies? What sectors or blockchain ecosystems will attract long-duration capital? Um you know what are the new risks that investors are are focused on in in and around that that space?

[00:44:06] Anthony Pompliano: I think that anyone trying to innovate in the “put crypto assets on your balance sheet,” for the most part there’s two buckets. There’s inorganic growth of your balance sheet, there’s organic growth. That’s going to be the deciding factor. Anything further than that, you’re tweaking things at the edge and it’s essentially a “me too” product. I’m not interested in that stuff.

[00:44:26] Anthony Pompliano: Um I think that the really big areas moving forward that people are not yet allocating to... Humanoid Robotics I think is going to be absolutely massive. I think the prediction markets everyone is significantly um underestimating how big and important those are going to be. Um I think that there’s a really big area of uh kind of innovation that will happen at the intersection of artificial intelligence and uh pharma or biotech. And then I also think that people are drastically underestimating uh the impact of AI not from like the LLMs and kind of these like model companies that seem to be really capital-intensive and somewhat commoditized, but actually the application in products or services that don’t look like AI companies.

[00:45:09] Anthony Pompliano: And so we’ve built some ourselves, but also we’re seeing this play out in these businesses where as you start to apply this stuff... It’s like what you hear... I mean what is Palantir to me is fascinating. They are openly saying, “We are going to continue to grow at the same rate or faster and we’re going to do it with 600 less employees.” What what company in the world can do that? Right? There are companies today... I mean Tether I think Tether does something like 80 million dollars of profit per employee. 80. Eight-zero per employee. Right? This is the stuff that now is crazy.

[00:45:43] Anthony Pompliano: I saw a company uh yesterday called Stash, S-T-A-S-H. They provide banking services to uh kind of technology companies things like that. In the last 24 months they went from 2 million in revenue to 150 million dollars in revenue. Nothing to do with crypto, any of that... it’s just banking. How do you compete with that? There’s an ETF provider I know, over 10 billion in assets, they have 10 employees. How do you compete with that? It’s taking a very different approach. It’s saying rather than use all these headcount, I can use technology.

[00:46:16] Anthony Pompliano: And so when you start to have that mentality, you now have these really really small teams that are hyper-productive. And so that’s going to keep happening across all these sectors. And so I think the application of the technology is really interesting less than or or more so than you know “Hey I bought into the latest model company and it’s supposed to be the you know new hot thing.”

[00:46:36] Joe Tonnos: There’s a lot more that you and I talked about talking about up here. Uh we don’t have much time left. I will give the audience an opportunity if anybody has a question that they would like to ask.

[00:46:48] [Silence]

[00:46:50] Joe Tonnos: Everybody’s too shy.

[00:46:51] Audience Member: [Unintelligible - asks about robot football] ... Bucknell University.

[00:46:55] Anthony Pompliano: Bucknell University?

[00:46:56] Audience Member: Assume the wide receiver...

[00:46:59] Anthony Pompliano: Safety. Yeah.

[00:47:00] Audience Member: ...Safety.

[00:47:01] Anthony Pompliano: Yeah, just dumb enough to run full speed into people.

[00:47:03] Audience Member: It’s crazy. Yeah. No, I also wanted to know uh since you missed Nvidia 2017 uh I know you don’t want to miss the robot trade. What what are you telling us to do? I I heard Tesla but we we’ve heard that a lot. So...

[00:47:17] Anthony Pompliano: Yeah. Um I think Tesla’s interesting but you know it’s a large company already. Um I do think the pay package like people drastically misunderstand um to me that being there is actually more about retail participation. Like they like the fact that he is uh kind of incentivized. Um I do think that there’s a lot of hardware and component manufacturers uh that you can kind of go and look through. Unfortunately the easy conclusions are like Nvidia is going to provide the intelligence on the hardware stuff like that. So there’s like some that are still consensus but people don’t realize yet kind of how big that market is.

[00:47:49] Anthony Pompliano: Um the big ones in the private market that I think uh will be very interesting the public market: There’s Figure AI. Um there’s a company called Apptronik. Um that’s a couple billion dollar valuation you know got a working uh demo. Uh there’s another one called uh 1X. Um they’ve got a working demo. And one thing that I would say about this trade that I think people don’t yet wrap their head around is at some point during the Trump administration I believe that they are going to ban any Chinese hardware with AI in the United States. Similar to what they did with like a Huawei etc.

[00:48:22] Anthony Pompliano: And so right now China’s AI models... I mean it’s it’s unclear who is like quote-unquote winning because it kind of changes so much you know one model comes out China may be ahead then the US comes out with one. And so there’s kind of this like competition. The hardware manufacturing... like if you go online and look, China held a humanoid robot marathon. 26 miles. The robots are like running down the street. Now they’re not going to beat Usain Bolt, right? But I mean they’re it’s pretty interesting. They held a Robotics Olympics and they had the humanoid robots doing all kinds of Olympic [activities]. Right so like I mean they’re really pushing this and they’re not just pushing it from a technology standpoint, they’re trying to integrate it into society, celebrate it, put it on a pedestal etc. and inspire their engineers to continue building this stuff.

[00:49:03] Anthony Pompliano: If that all gets boxed out of coming to the United States, that means that there’s going to be even more capital put into the US businesses because you essentially have this protectionist approach where the US companies now can go compete in the US without worrying about the China innovation. And so I think that you know those three humanoids are really interesting.

[00:49:22] Anthony Pompliano: Um there’s a company that we invested in called Somatic, S-O-M-A-T-I-C. These guys have uh... kind of looks like um like a Zamboni right that uh like on the ice rink. It’s like a very small version of that. But basically it sits in the janitor’s closet at a school, a stadium, or an airport and it has an arm attached to it. At 8:00 p.m. it wakes up, it reaches over, it unplugs itself from the wall—which as soon as you see that you’re like “I’ve seen the movie” right like this isn’t good—but unplugs itself from the wall, it drives itself out of the custodian’s closet including opening the door etc., and it goes to commercial bathrooms and it basically cleans commercial bathrooms. And it can do this as long as you want.

[00:50:04] Anthony Pompliano: Now what’s interesting to me is the technology is pretty cool and you see the demos and you’re like okay this is where the world’s going. More importantly is they don’t sell them. They rent them. And so now all of a sudden what you have is you basically have a hardware robotics company who is acting like a temp agency. And so they’re saying, “Hey you can rent this thing for maybe at a 60% rate that you would have to pay a human.” But now I’ve got SaaS you know uh subscription revenue. And so it becomes this very fascinating thing where you’re merging hardware, AI, and business model innovation. And so I think there’s going to be a lot of these specific use cases.

[00:50:35] Anthony Pompliano: Like a a good one that um I’ve been looking for a company so if anyone finds one please tell me, uh I think a huge opportunity is to build a robotic system to create um uh what do they call them um... pallets. Wood pallets. Right? So if you think of a pallet—and this is I think kind of when you start thinking about where opportunity is—wood pallets are the operating system of the physical world. 85% of all goods in America touch a pallet at some point in the supply chain. But we don’t think about it.

[00:51:02] Anthony Pompliano: So if you go and you Google wood pallets in New York or Miami or LA or whatever, there’s hundreds of these producers. And they’re usually kind of fly-by-night type things. Well if you automate away the labor and you can crank out pallets—which is pretty easy if you can do it with cars you definitely do with a pallet—you can then sell those into the market at a lower price and you basically just take over the pallet... [industry]. Right? So like that type of stuff becomes really interesting and it’s a pretty you know self-defined robotics uh kind of experiment or or uh task. And then you’ve got a business model attached to it. And so I think you’re going to find lots of those companies over time that are doing that stuff.

[00:51:36] Joe Tonnos: Nice. All right. Thank you. Appreciate you taking the time. And uh it was a lot of fun as always getting together with you.

[00:51:42] Anthony Pompliano: It was way longer than I thought it was. I didn’t get a freaking uh more coffee.

[00:51:46] Joe Tonnos: Well, we’ll get you a talk show next.

[00:51:47] Anthony Pompliano: All right. Thank you guys.

[00:51:48] [Applause]

IMPORTANT LEGAL INFORMATION

In connection with the Proposed Transactions (as defined herein) by and among ProCap BTC, LLC, a Delaware limited liability company (“ProCap BTC”), ProCap Financial, Inc., a Delaware corporation (“ProCap Financial”) and Columbus Circle Capital Corp I, a Cayman Islands exempt company (“BRR”), ProCap Financial has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which became effective on November 8, 2025, which includes a preliminary proxy statement of BRR and a prospectus (the “Proxy Statement “) in connection with (i) the proposed Business Combination, to be effected subject to and in accordance with the terms of the Business Combination Agreement dated as of June 23, 2025 (as amended on July 28, 2025, and as may be further modified, amended or supplemented from time to time, the “Business Combination Agreement”), by and among ProCap BTC, ProCap Financial, BRR, Crius SPAC Merger Sub, Inc., a Delaware corporation, Crius Merger Sub, LLC, a Delaware limited liability company and Inflection Points Inc, d/b/a Professional Capital Management, a Delaware corporation (collectively with all of the related actions and transactions contemplated by such agreement, the “Business Combination”), (ii) a private placement of non-voting preferred units (“ProCap BTC Preferred Units”) of ProCap BTC to certain “qualified institutional buyers” as defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”), or institutional “accredited investors” (as defined in Rule 506 of Regulation D)(such investors, “qualifying institutional investors”) (the “Preferred Equity Investment”) pursuant to preferred equity subscription agreements, and (iii) commitments by qualifying institutional investors to purchase convertible notes (“Convertible Notes”) issuable in connection with the closing of the Proposed Transactions by ProCap Financial (the “Convertible Note Offering” and, together with the Preferred Equity Investment and the Business Combination, the “Proposed Transactions”) pursuant to convertible notes subscription agreements. The definitive proxy statement and other relevant documents will be mailed to shareholders of BRR as of the Record Date. BRR and/or ProCap Financial will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF BRR AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH BRR’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT BRR, PROCAP BTC, PROCAP FINANCIAL AND THE PROPOSED TRANSACTIONS.

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The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, BRR’s Quarterly Reports on Form 10-Q and BRR’s Annual Reports on Form 10-K that will be filed by BRR from time to time, the Registration Statement that has been filed by ProCap Financial and BRR and the Proxy Statement/Prospectus contained therein, and other documents that have been or will be filed by BRR and ProCap Financial from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither BRR nor ProCap Financial presently know or that BRR and ProCap Financial currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

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